SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For 9 May 2007

InterContinental Hotels Group PLC

(Registrant’s name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	1st Quarter Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	9 May 2007

Exhibit 99.1

9 May 2007

InterContinental Hotels Group PLC

First Quarter Results to 31 March 2007

Headlines

•	Continuing revenue up 10% from £177m to £194m, up 20% at constant exchange rates.

•	Continuing operating profit up 5% from £42m to £44m, up 19% at constant exchange rates.

•	Total gross revenue* from all hotels in IHG’s system up 13% at constant exchange rates to $3.9bn.

•	Global constant currency RevPAR growth of 7.6%; strongest growth in EMEA, up 13.0%, driven mainly by rate increases.

•	Franchised operating profit of £55m, up 11% at constant exchange rates.

•	Managed operating profit of £19m, up 5% at constant exchange rates.

•	Adjusted continuing earnings per share (“EPS”) up 9% to 7.6p. Adjusted total EPS of 8.2p. Basic EPS of 13.3p.

•	Room count up by 1,907 rooms to 558,153 (3,763 hotels).

•	Signings up 25% to 22,631 rooms (161 hotels).

•	Development pipeline of 169,699 rooms (1,321 hotels), equivalent to 30% of IHG existing hotel system.

*	Total gross revenue is defined as total room revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG's brands.

All figures and movements unless otherwise noted are at actual exchange rates and before exceptionals.

See appendix 3 for analysis of operating profit before exceptional items. Constant exchange rate comparatives shown in appendix 4.

Commenting on the results and trading, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“The business had a good first quarter. The pace of signings of new hotels continued to be strong with almost 23,000 rooms signed in the quarter, 25% up over 2006. We now have over 1,300 hotels in our forward development pipeline. Trading is healthy around the world and once again we outperformed in our major markets in the quarter. Our outlook for 2007 remains positive.”

Increase in development pipeline and rooms open

•	22,631 rooms were signed; 13,311 in the Americas, 2,968 in EMEA and 6,352 in Asia Pacific.

•	169,699 rooms are now in the pipeline, up 11,708 (+7%) since the start of the year, at 1,321 hotels.

•

IHG’s development activity in Asia Pacific continues to be successful. In Greater China 15 hotels, 4,895 rooms, were signed in the quarter comprising 1 InterContinental, 6 Crowne Plazas, 3 Holiday Inns and 5 Holiday Inn Expresses.

•	The strengthening of the InterContinental brand continued with 6 hotel signings in the quarter.

•

The pipeline of Crowne Plaza hotels grew by 4,237 rooms (14 hotels) in the quarter, with 5,245 rooms (18 hotels) signed including 1,915 rooms (8 hotels) in North America and 3,044 rooms (9 hotels) in Asia Pacific.

•	The pipeline of Holiday Inn and Holiday Inn Express hotels grew by 4,788 rooms (43 hotels) in the quarter, Candlewood Suites added 1,489 rooms (19 hotels) and Hotel Indigo added 373 rooms (3 hotels).

IHG maintains its focus on enhancing the quality of its portfolio, in conjunction with growth. In the quarter:

•	8,197 rooms opened; 6,296 in the Americas, 1,121 in EMEA and 780 in Asia Pacific.

•	6,290 rooms exited; 4,033 in the Americas, 1,911 in EMEA and 346 in Asia Pacific.

•	The room count at the end of the period increased by 1,907 rooms to 558,153.

Americas: strong performance

Revenue performance

RevPAR increased 5.3% with rate generating all of the increase. InterContinental, Holiday Inn and Holiday Inn Express each outperformed their market segments, with RevPAR up 8.7%, 3.0%, and 7.8% respectively. US RevPAR growth was impacted by the prior year comparable including increased occupancy levels arising from Hurricane Katrina displacement.

Operating profit performance

Operating profit from continuing operations increased 7% from $85m to $91m. Continuing owned and leased hotel operating profit of $2m includes, as expected, a $2m loss from the InterContinental Boston as trading continues to ramp up post its November 2006 opening. The underlying improvement was primarily driven by increased occupancy and rate at InterContinental New York. Managed hotels profit was flat at $11m after increased investment in development. Franchised hotels profit increased 9% to $93m reflecting RevPAR growth of 5.4% and net room count growth of 5%.

EMEA: RevPAR growth accelerating

Revenue performance

RevPAR increased 13.0%, driven by increased occupancy and 9.5% rate growth. The Middle East continued to perform strongly, growing RevPAR by 14.4%. Continental Europe delivered a RevPAR increase of 10.0%, driven by France up 13.4% and Germany up 8.5%. In the UK, Holiday Inn and Express by Holiday Inn performed in-line with the market segment, recording RevPAR growth of 9.2%.

Operating profit performance

Operating profit from continuing operations more than doubled to £7m. Continuing owned and leased hotel operations reduced their losses by £3m to £2m. InterContinental Le Grand Paris continued to rebuild its business post refurbishment, delivering a 15.7% RevPAR increase. The refurbishment of InterContinental London Park Lane, which made a £3m loss in the quarter, is largely complete and the hotel is expected to be fully operational by early June 2007. Managed hotels profit was flat at £8m after increased investment in the InterContinental development team. Franchised hotels profit increased from £5m to £6m reflecting RevPAR growth of 14.3% and net room count growth of 15%.

Asia Pacific: strong growth from all brands

Revenue performance

RevPAR increased 12.5%, mainly driven by rate. All brands performed strongly, InterContinental RevPAR increased 17.8%, Crowne Plaza 11.6%, Holiday Inn 9.2% and Express 17.1%. Greater China RevPAR increased 8.3%, outperforming the market, driven by rate increases as strong demand for IHG’s brands continues.

Operating profit performance

Operating profit from continuing operations was $13m. Owned and leased hotel operating profit was flat at $8m. Managed hotels profit increased 13% to $9m, driven by the increasing number of hotels under IHG management. Thirteen of these additional hotels (4,937 rooms) relate to IHG’s agreement with ANA. As previously disclosed, these hotels are not expected to be earnings enhancing for IHG until their third year of operation, after marketing investments and integration costs.

Overheads and Tax

In the first quarter aggregated regional overheads were flat at £16m, up 6% in constant currency. Regional overheads in the Americas increased 7% to $15m and in Asia Pacific by $2m to $6m due to continued investment in infrastructure. Overheads in EMEA were flat.

Central overheads were flat at £17m. As previously disclosed, IHG expects that in 2007 central overheads will increase in line with inflation and will be weighted towards the second half of the year.

Based on the position at the end of the quarter, the tax charge on profit from continuing and discontinued operations, excluding the impact of exceptional items, has been calculated using an estimated effective annual tax rate of 28% (Q1 2006: 28%).

Disposals and returns of funds

IHG’s net debt at the period end was £192m, including the $195m (£99m) finance lease on the InterContinental Boston.

2.1m shares were repurchased under IHG’s buyback programme during the first quarter, at a cost of £25.2m, leaving £156m of the buyback programme to be completed.

£700m is proposed to be returned to shareholders on 15 June 2007 via a special dividend with a share consolidation. On completion of the buyback programme and special dividend, IHG will have returned £3.6bn to shareholders since March 2004.

Appendix 1: Asset disposal programme detail

	Number of hotels	Proceeds		Net book value
Disposed since April 2003	175	£3.0	bn	£2.9	bn
Remaining hotels	24			£1.0	bn

For a full list please visit www.ihg.com/Investors

Appendix 2: Return of funds programme as at 31 March 2007

	Timing	Total return		Returned		Still to be returned
£501m special dividend	Paid December 2004	£501	m	£501	m	Nil
First share buyback—£250m	Completed in 2004	£250	m	£250	m	Nil
£996m capital return	Paid 8 July 2005	£996	m	£996	m	Nil
Second share buyback— £250m	Completed in 2006	£250	m	£250	m	Nil
£497m special dividend	Paid 22 June 2006	£497	m	£497	m	Nil
Third share buyback—£250m	Underway	£250	m	£244	m	£6	m
£700m special dividend	To be paid 15 June 2007	£700	m	Nil		£700	m
Fourth share buyback—£150m	Yet to commence	£150	m	Nil		£150	m
Total		£3.59	bn	£2.74	bn	£0.85	bn

Appendix 3: Analysis of operating profit before exceptional items

	Total		Americas		EMEA		Asia Pacific		Central
Three months to 31 Mar £m	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Franchised operating profit	55	55	48	49	6	5	1	1
Managed operating profit	19	19	6	6	8	8	5	5
Continuing owned and leased operating profit	3	1	1	2	(2)	(5)	4	4
Regional overheads	(16)	(16)	(8)	(8)	(5)	(5)	(3)	(3)
Continuing operating profit pre central overheads	61	59	47	49	7	3	7	7
Central overheads	(17)	(17)	—	—	—	—	—	—	(17)	(17)
Continuing operating profit	44	42	47	49	7	3	7	7	(17)	(17)
Discontinued owned and leased operating profit	2	4	2	1	0	3	—	—
Total operating profit	46	46	49	50	7	6	7	7	(17)	(17)

Appendix 4: Constant currency continuing operating profits before exceptional items

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**
Growth	(4)%	6%	133%	133%	0%	14%	5%	19%

Exchange rates	USD:GBP	EUR:GBP
2007	1.95	1.49
2006	1.75	1.46

*	Sterling actual currency.
**	Translated at constant 2006 exchange rates.
***	After Central Overheads.

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson; Heather Ward):	+44 (0) 1753 410 176
Media Affairs (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

Q&A Conference call for Analysts and Shareholders

A conference call with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 9.00 am (London time) on 9 May. There will be an opportunity to ask questions.

International dial-in	+44 (0)1452 562 716
UK Free Call	0800 073 8967
Conference ID:	6750110

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 6750110#

International dial-in	+44 (0)1452 55 00 00
UK Free Call	0800 953 1533

US Q&A conference call

There will also be a conference call, primarily for US investors and analysts, at 9.00am (Eastern Standard Time) on 9 May with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director). There will be an opportunity to ask questions.

International dial-in	+44 (0)1452 562 716
US Toll Free	1866 832 0717
Conference ID:	6754795

A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 6754795#

International dial-in	+44 (0)1452 55 00 00
US Toll Free	1866 247 4222

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on Wednesday 9 May. The web address is www.ihg.com/Q1

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,700 hotels and 558,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihg.com/media

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the three months ended 31 March 2007

	3 months ended 31 March 2007			3 months ended 31 March 2006
	Before exceptional items	Exceptional items (note 8)	Total	Before exceptional items	Exceptional items (note 8)	Total
	£m	£m	£m	£m	£m	£m
Continuing operations
Revenue (note 3)	194	—	194	177	—	177
Cost of sales	(96)	—	(96)	(82)	—	(82)
Administrative expenses	(40)	—	(40)	(39)	—	(39)

	58	—	58	56	—	56
Depreciation and amortisation	(14)	—	(14)	(14)	—	(14)
Other operating income and expenses (note 8)	—	16	16	—	25	25

Operating profit (note 4)	44	16	60	42	25	67
Financial income	3	—	3	9	—	9
Financial expenses	(8)	—	(8)	(10)	—	(10)

Profit before tax	39	16	55	41	25	66

Tax (note 9)	(12)	2	(10)	(11)	(7)	(18)

Profit for the period from continuing operations	27	18	45	30	18	48

Profit for the period from discontinued operations (note 11)	2	—	2	3	2	5

Profit for the period	29	18	47	33	20	53

Attributable to:
Equity holders of the parent			47			53
Minority equity interest			—			—

Profit for the period			47			53

Earnings per ordinary share (note 10):
Basic—continuing operations			12.7p			11.1p
Adjusted—continuing operations	7.6p			7.0p
Diluted—continuing operations			12.3p			10.9p
Basic—total operations			13.3p			12.3p
Adjusted—total operations	8.2p			7.7p
Diluted—total operations			12.9p			12.0p

INTERCONTINENTAL HOTELS GROUP PLC

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the three months ended 31 March 2007

	2007 3 months ended 31 March	2006 3 months ended 31 March
	£m	£m
Income and expense recognised directly in equity
Losses on valuation of available-for-sale assets	(4)	(1)
Actuarial gains on defined benefit pension plans	11	—
Exchange differences on retranslation of foreign operations	1	(3)

	8	(4)

Transfers to the income statement
On disposal of available-for-sale assets	(4)	(15)

	(4)	(15)

Tax
Tax on items above taken directly to or transferred from equity	—	6
Tax related to share schemes recognised directly in equity	3	2

	3	8

Net income/(expense) recognised directly in equity	7	(11)

Profit for the period	47	53

Total recognised income and expense for the period	54	42

Attributable to:
Equity holders of the parent	54	42
Minority equity interest	—	—

	54	42

INTERCONTINENTAL HOTELS GROUP PLC

GROUP CASH FLOW STATEMENT

For the three months ended 31 March 2007

	2007 3 months ended 31 March	2006 3 months ended 31 March
	£m	£m
Profit for the period	47	53
Adjustments for:
Net financial expenses	5	1
Income tax charge	10	19
Gain on disposal of assets, net of tax	—	(2)
Other operating income and expenses	(16)	(25)
Depreciation and amortisation	15	18
Equity settled share-based cost, net of payments	(1)	1

Operating cash flow before movements in working capital	60	65
Increase in net working capital	(25)	(38)
Retirement benefit contributions, net of cost	(10)	—

Cash flow from operations	25	27
Interest paid	(6)	(10)
Interest received	4	7
Tax paid	(2)	(8)

Net cash from operating activities	21	16

Cash flow from investing activities
Purchases of property, plant and equipment	(18)	(13)
Purchase of intangible assets	(3)	(7)
Purchases of associates and other financial assets	(9)	(2)
Disposal of assets, net of costs and cash disposed of	(5)	26
Proceeds from associates and other financial assets	22	110

Net cash from investing activities	(13)	114

Cash flow from financing activities
Proceeds from the issue of share capital	3	2
Purchase of own shares	(25)	(27)
Net movement in shares in employee share trusts	(42)	(8)
Increase/(decrease) in borrowings	55	(124)

Net cash from financing activities	(9)	(157)

Net movement in cash and cash equivalents in the period	(1)	(27)
Cash and cash equivalents at beginning of the period	179	324
Exchange rate effects	—	(1)

Cash and cash equivalents at end of the period	178	296

INTERCONTINENTAL HOTELS GROUP PLC

GROUP BALANCE SHEET

31 March 2007

	2007 31 March	2006 31 December
	£m	£m
ASSETS
Property, plant and equipment	950	997
Goodwill	110	109
Intangible assets	161	154
Investment in associates	32	32
Other financial assets	100	96

Total non-current assets	1,353	1,388

Inventories	3	3
Trade and other receivables	248	237
Current tax receivable	12	23
Cash and cash equivalents	178	179
Other financial assets	7	13

Total current assets	448	455
Non-current assets classified as held for sale	92	50

Total assets	1,893	1,893

LIABILITIES
Loans and other borrowings	(5)	(10)
Trade and other payables	(381)	(402)
Current tax payable	(224)	(231)

Total current liabilities	(610)	(643)

Loans and other borrowings	(365)	(303)
Retirement benefit obligations	(50)	(71)
Provisions and other payables	(111)	(109)
Deferred tax payable	(77)	(79)

Total non-current liabilities	(603)	(562)
Liabilities classified as held for sale	(5)	(2)

Total liabilities	(1,218)	(1,207)

Net assets (note 14)	675	686

EQUITY
Equity share capital	69	66
Capital redemption reserve	4	4
Shares held by employee share trusts	(40)	(17)
Other reserves	(1,528)	(1,528)
Unrealised gains and losses reserve	19	27
Currency translation reserve	(3)	(3)
Retained earnings	2,146	2,129

IHG shareholders’ equity (note 15)	667	678
Minority equity interest	8	8

Total equity	675	686

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ using, on a consistent basis, the accounting policies set out in the 2006 InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements.

In the current year, the Group will adopt International Financial Reporting Standard 7 ‘Financial instruments: Disclosures’ (IFRS 7) for the first time. As IFRS 7 is a disclosure standard only, there is no impact from the adoption of this standard on these interim financial statements.

These financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The auditors have carried out a review of the financial information in accordance with the guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2006 has been extracted from the Group’s published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

Amounts that have previously been disclosed as special items have now been called exceptional items in accordance with market practice. There has been no change to the Group’s accounting policy for identifying these items.

2.	Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate for the three months ended 31 March is £1= $1.95 (2006 3 months, £1 = $1.75). In the case of the euro, the translation rate for the three months ended 31 March is £1 = €1.49 (2006 3 months, £1 = €1.46).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.96 (2006 31 March £1 = $1.73; 31 December £1 = $1.96). In the case of the euro, the translation rate is £1 = €1.47 (2006 31 March £1 = €1.43; 31 December £1= €1.49).

3.	Revenue

	2007 3 months ended 31 March £m	2006 3 months ended 31 March £m
Continuing operations
Americas (note 5)	99	97
EMEA (note 6)	50	41
Asia Pacific (note 7)	32	27
Central	13	12

	194	177
Discontinued operations (note 11)	12	62

	206	239

4.	Operating profit

	2007 3 months ended 31 March £m	2006 3 months ended 31 March £m
Continuing operations
Americas (note 5)	47	49
EMEA (note 6)	7	3
Asia Pacific (note 7)	7	7
Central	(17)	(17)

	44	42
Other operating income and expenses (note 8)	16	25

	60	67
Discontinued operations (note 11)	2	4

	62	71

5.	Americas

	2007 3 months ended 31 March $m	2006 3 months ended 31 March $m
Revenue
Owned & leased	50	38
Managed	38	36
Franchised	106	96

Continuing operations	194	170
Discontinued operations—Owned & leased	24	22

Total $m	218	192

Sterling equivalent £m
Continuing operations	99	97
Discontinued operations	12	12

	111	109

Operating profit
Owned & leased	2	3
Managed	11	11
Franchised	93	85
Regional overheads	(15)	(14)

Continuing operations	91	85
Discontinued operations—Owned & leased	4	2

Total $m	95	87

Sterling equivalent £m
Continuing operations	47	49
Discontinued operations	2	1

	49	50

6.	EMEA

	2007 3 months ended 31 March £m	2006 3 months ended 31 March £m
Revenue
Owned & leased	26	20
Managed	16	14
Franchised	8	7

Continuing operations	50	41
Discontinued operations—Owned & leased	—	50

Total	50	91

Operating profit
Owned & leased	(2)	(5)
Managed	8	8
Franchised	6	5
Regional overheads	(5)	(5)

Continuing operations	7	3
Discontinued operations—Owned & leased	—	3

Total	7	6

7.	Asia Pacific

	2007 3 months ended 31 March $m	2006 3 months ended 31 March $m
Revenue
Owned & leased	36	32
Managed	22	13
Franchised	4	2

Total $m	62	47

Sterling equivalent £m	32	27

Operating profit
Owned & leased	8	8
Managed	9	8
Franchised	2	1
Regional overheads	(6)	(4)

Total $m	13	13

Sterling equivalent £m	7	7

All results relate to continuing operations.

8.	Exceptional items

	2007 3 months ended 31 March £m	2006 3 months ended 31 March £m
Other operating income and expenses*
Gain on sale of associate investment	11	—
Gain on sale of investment in FelCor Lodging Trust, Inc.	—	25
Gain on sale of other financial assets	5	—

	16	25

Tax*
Tax on other operating income and expenses	2	(7)

Gain on disposal of assets
Gain on disposal of assets	—	1
Tax credit	—	1

	—	2

* Relate to continuing operations.

9.	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 8), has been calculated using an estimated effective annual tax rate of 28% (2006 28%), analysed as follows.

	3 months ended 31 March 2007			3 months ended 31 March 2006
	Profit	Tax	Tax	Profit	Tax	Tax
	£m	£m	rate	£m	£m	rate
Before exceptional items:
Continuing operations	39	(12)		41	(11)
Discontinued operations	2	—		4	(1)

	41	(12)	28%	45	(12)	28%
Exceptional items:
Continuing operations	16	2		25	(7)
Discontinued operations	—	—		1	1

	57	(10)		71	(18)

Analysed as:
UK tax		(4)			(2)
Foreign tax		(6)			(16)

		(10)			(18)

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 34% (2006 32%). Prior year items have been treated as relating wholly to continuing operations.

10.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance.

	2007		2006
	3 months ended 31 March		3 months ended 31 March
	Continuing operations	Total	Continuing operations	Total
Basic earnings per share
Profit available for equity holders (£m)	45	47	48	53
Basic weighted average number of ordinary shares (millions)	354	354	430	430
Basic earnings per share (pence)	12.7	13.3	11.1	12.3

Diluted earnings per share
Profit available for equity holders (£m)	45	47	48	53
Diluted weighted average number of ordinary shares (millions) (see below)	365	365	442	442
Diluted earnings per share (pence)	12.3	12.9	10.9	12.0

		2007 31 March		2006 31 March
		(millions)		(millions)
Diluted weighted average number of ordinary shares is calculated as:
Basic weighted average number of ordinary shares		354		430
Dilutive potential ordinary shares – employee share options		11		12

		365		442

	2007		2006
	3 months ended 31 March		3 months ended 31 March
	Continuing operations	Total	Continuing operations	Total
Adjusted earnings per share
Profit available for equity holders (£m)	45	47	48	53
Less adjusting items (note 8):
Other operating income and expenses (£m)	(16)	(16)	(25)	(25)
Tax (£m)	(2)	(2)	7	7
Gains on disposal of assets (£m)	—	—	—	(2)

Adjusted earnings (£m)	27	29	30	33
Basic weighted average number of ordinary shares (millions)	354	354	430	430
Adjusted earnings per share (pence)	7.6	8.2	7.0	7.7

11.	Discontinued operations

Discontinued operations are those relating to hotels sold or those classified as held for sale as part of the asset disposal programme that commenced in 2003. These disposals underpin IHG’s strategy of growing its managed and franchised business whilst reducing asset ownership.

The results of discontinued operations which have been included in the consolidated income statement, are as follows:

	2007 3 months ended 31 March £m	2006 3 months ended 31 March £m
Revenue	12	62
Cost of sales	(9)	(54)

	3	8
Depreciation and amortisation	(1)	(4)

Operating profit	2	4
Tax	—	(1)

Profit after tax	2	3
Gain on disposal of assets, net of tax credit of £nil (2006 £1m)*	—	2

Profit for the period from discontinued operations	2	5

* Exceptional item (note 8) The effect of discontinued operations on segment results is disclosed in notes 5 and 6. Cash flows attributable to discontinued operations:

	2007 3 months ended 31 March £m	2006 3 months ended 31 March £m
Operating profit before interest, depreciation and amortisation	3	8
Investing activities	—	(2)
Financing activities	—	(1)

	3	5

12.	Net debt
		2007 31 March £m	2006 31 December £m
	Cash and cash equivalents	178	179
	Loans and other borrowings—current	(5)	(10)
	Loans and other borrowings—non-current	(365)	(303)

	Net debt	(192)	(134)

	Finance lease liability included above	(99)	(97)

13.	Movement in net debt
		2007 3 months ended 31 March £m	2006 12 months ended 31 December £m
	Net decrease in cash and cash equivalents	(1)	(152)
	Add back cash flows in respect of other components of net debt:
	(Increase)/decrease in borrowings	(55)	172

	(Increase)/decrease in net debt arising from cash flows	(56)	20

	Non-cash movements:
	Finance lease liability	(2)	(103)
	Exchange and other adjustments	—	37

	Increase in net debt	(58)	(46)
	Net debt at beginning of the period	(134)	(88)

	Net debt at end of the period	(192)	(134)

14.	Net assets
		2007 31 March £m	2006 31 December £m
	Americas	427	390
	EMEA	375	359
	Asia Pacific	283	285
	Central	71	73

		1,156	1,107

	Net debt	(192)	(134)
	Unallocated assets and liabilities	(289)	(287)

		675	686

15.	Movement in IHG shareholders’ equity

	2007 3 months ended 31 March £m	2006 3 months ended 31 March £m
At 1 January	678	1,084
Total recognised income and expense for the period	54	42
Issue of ordinary shares	3	3
Purchase of own shares	(25)	(28)
Movement in shares in employee share trusts	(42)	(8)
Equity settled share-based cost, net of payments	(1)	1

At 31 March	667	1,094

The proposed final dividend of 13.3 pence per share for the year ended 31 December 2006 is not recognised in these accounts as it remains subject to approval at the Annual General Meeting to be held on 1 June 2007. If approved, the dividend will be paid on 8 June 2007 to shareholders who were registered on 23 March 2007 at an expected total cost of £47m.

16.	Capital commitments and contingencies

At 31 March 2007 amounts contracted for but not provided in the financial statements for expenditure on property, plant and equipment was £23m (2006 31 December £24m).

At 31 March 2007 the Group had contingent liabilities of £5m (2006 31 December £11m), mainly comprising guarantees given in the ordinary course of business.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £113m (2006 31 December £142m). It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financials statements, such guarantees are not expected to result in financial loss to the Group.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Group.

17.	Pension commitments

In March 2007, the Company made the first payment of £10m under the agreement to make special pension contributions of £40m to the UK pension plans. A further £10m will be paid in 2007, £10m in 2008 and £10m in 2009.

18.	Post balance sheet event

On 4 May 2007, the Board of Directors released a circular setting out the details of its plan to return £700m to shareholders by way of a special dividend. It is proposed that a special dividend of 200 pence per share is accompanied by a 47 for 56 consolidation of the Company’s ordinary share capital. The proposed share consolidation is subject to approval at an Extraordinary General Meeting to be held on 1 June 2007. It is planned that the dividend will be paid to shareholders on 15 June 2007.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been instructed by the Company to review the financial information for the three months ended 31 March 2007 which comprises the Group Income Statement, Group Statement of Recognised Income and Expense, Group Cash Flow Statement, Group Balance Sheet and the related notes 1 to 18. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 “Review of interim financial information” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 “Review of interim financial information” issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 31 March 2007.

Ernst & Young LLP

London

8 May 2007